575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL (INVESTOR RELATIONS) or JASON WEBER

NEWS RELEASE

Kiska Announces Financing

KSK 11-04

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES

OR DISSEMINATION IN THE UNITED STATES.

Vancouver, BC – March 3, 2011: Kiska Metals Corporation (“Kiska” or the “Company”) has today entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including: National Bank Financial Inc., Mackie Research Capital Corporation, Scotia Capital Inc., and Union Securities Inc., under which the underwriters have agreed to buy from Kiska, on a bought deal basis, 13,100,000 units (the “Units”) of the Company at a price of $1.15 per Unit, for gross proceeds of $15,065,000 (the “Offering”). The Units are to comprise of one common share and one half of a common share purchase warrant, with each whole warrant exercisable for 1 common share at a price of $1.60 for a period of 24 months from Closing.

The underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of Units equal to 15% of the number of Units sold pursuant to the Offering, at the issue price per Unit. The Company expects to file a short form prospectus with the securities regulatory authorities to qualify the Units for distribution.

The net proceeds are intended to be used further advance exploration on targets within the Whistler Project in Alaska, and for general corporate purposes. Closing of the Offering is expected to occur on or about March 23, 2011.

The Offering is being made in all provinces of Canada other than Quebec, and is subject to the approval of regulatory authorities. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.